Exhibit 99.1

NWTN Reminds Shareholders About Share Lending and Recalling

NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world ("NWTN" or the "Company"), today issues this announcement to its shareholders.

The company has seen a significant increase in its shares’ volatility in the last few days.

The company would like to remind its shareholders that they can ask their brokerages NOT to lend their shares in order to reduce the number of shares being sold short. The public float of the company shares is still relatively small. Thus, an increase in short selling could quickly drive the share price down.

If shares are currently loaned out by brokerage firms or otherwise held in margin accounts, shareholders can contact their brokers to have their shares recalled, if they do not want to make their shares available for lending.

After recalling their shares, shareholders can then hold their shares in a cash account, opt out of any securities lending programs, or move their shares into book entry at the Company’s transfer agent, Continental Stock Transfer & Trust Company.

If investors decide to instruct their brokers not to make their shares available for lending, the following is a sample of the language they can use in their email or letter to their brokerage:

[Broker Name]

[Broker / Brokerage Address] or [Broker / Brokerage Email]

My Account [Account Number]

Dear Sir or Madam:

Please accept this written instruction to ensure that the following securities are held in my cash account only. I hereby expressly opt-out of any securities lending programs and instruct you to not loan out any of my shares. Additionally, as applicable, please immediately recall any shares that are currently on loan.

[Number] shares of NWTN Inc.

Please confirm receipt and compliance with this request.

Additional Information About Moving Shares Out of Brokerage Accounts

Please note that investors may incur certain costs in connection with transferring shares out of a brokerage account and, once their shares are moved out of a brokerage account, transferring these shares back to a brokerage firm for sale may be a longer process. Additionally, holding shares in physical certificate form, should an investor so choose, involves risk of loss or destruction where a bond of indemnity is required to replace the certificate(s).

Not Investment Advice

The information in this release does not constitute or purport to be investment advice. The Company encourages investors to speak with their financial advisor(s) about any transactions and strategies such as using cash accounts to hold their securities instead of margin accounts and the lack of liquidity resulting from or costs of transferring and holding their shares at the Company’s transfer agent to ensure they are appropriate for the investors’ individual circumstances.

About NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide.

Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi and a supply chain manufacturing base in Jinhua, China.

NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy.

Investor Relations Contact:

Investor Relationships

Email: IR@nwtn.ae

2